CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
As submitted confidentially with the Securities and Exchange Commission on July 17, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933
InnovAge Holding Corp.
(Exact name of Registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	81-0710819 (I.R.S. Employer Identification Number)
8950 E. Lowry Boulevard
Denver, CO 80230
(844) 803-8745
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Patrick Blair
Chief Executive Officer
InnovAge Holding Corp.
8950 E. Lowry Boulevard
Denver, CO 80230
(844) 803-8745
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Nicole D’Amato Chief Legal Officer and Corporate Secretary InnovAge Holding Corp. 8950 E. Lowry Boulevard Denver, CO 80230 (844) 803-8745	Robert Goedert, P.C. Ana Sempertegui Ben Richards Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, IL 60654 (312) 862-2000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If the Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☒	Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities, and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.
CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
SUBJECT TO COMPLETION, DATED JULY 17, 2026
Prospectus
InnovAge Holding Corp.
Up to 112,988,070 shares of Common Stock
This prospectus relates to the sale from time to time, by the selling security holders named herein, at prices and on terms that will be determined at the time of any such offering, of up to 112,988,070 shares of common stock of InnovAge Holding Corp. (the “Company” or “InnovAge”). Any selling security holder that is an affiliate of the Company may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended. The Company will not receive any of the proceeds from the sale of shares of securities by any selling security holder.
This prospectus describes some of the general terms that may apply to resales of shares of the Company’s common stock. To the extent required, the specific terms of these resales will be provided in one or more supplements to this prospectus. To the extent required, this prospectus will not be used to consummate a sale of securities unless accompanied by a prospectus supplement. The selling security holders may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as the documents incorporated by reference, before buying any of the securities being offered.
The securities may be sold directly to you, through agents, or through underwriters and dealers. If agents, underwriters or dealers are used to sell the securities, they will be named and their compensation will be described in a prospectus supplement.
The Company’s common stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “INNV.” The last reported sale price of the Company’s common stock on Nasdaq on          , 2026 was $      per share.
Investing in these securities involves certain risks. See “Risk Factors” included in or incorporated by reference into any accompanying prospectus supplement and in the documents incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                 .

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

i

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, (the “SEC”), utilizing a “shelf” registration process. Under this shelf registration process, the selling security holders may from time to time sell the securities described in this prospectus in one or more offerings.
This prospectus describes some of the general terms that may apply to resales of shares of the Company’s common stock. To the extent required, the specific terms of these resales will be provided in one or more supplements to this prospectus. Each time the selling stockholders sell securities, the selling stockholders may be required to provide one or more prospectus supplements that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”
We have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus and any accompanying prospectus supplement or any related free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in the accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should assume that the information appearing in this prospectus, any prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov.
This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the securities offered hereby. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to those filings. You should review the complete document to evaluate these statements.
INCORPORATION BY REFERENCE
The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated by reference in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) (in each case, other than those documents or the portions of those documents furnished pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K), until the offering of the securities under the registration statement is terminated or completed:

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
•
Our Annual Report on Form 10-K for the fiscal year ended June 30, 2025 filed on September 9, 2025 (the “2025 10-K”);

•
The information specifically incorporated by reference into the 2025 10-K from our definitive proxy statement on Schedule 14A, filed on October 23, 2025;

•
Our Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2025 filed on November 4, 2025, for the fiscal quarter ended December 31, 2025 filed on February 3, 2026 and for the fiscal quarter ended March 31, 2026 filed on May 8, 2026;

•
Our Current Reports on Form 8-K filed on August 11, 2025, October 23, 2025, December 4, 2025, January 29, 2026 (with respect to Item 5.02 only) and May 12, 2026 (with respect to Item 5.02 only); and

•
The description of our common stock contained in Exhibit 4.1 of our 2025 10-K.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
InnovAge Holding Corp.
8950 E. Lowry Boulevard
Denver, CO 80230
Telephone: (844) 803-8745
Attention: Corporate Secretary

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
FORWARD-LOOKING STATEMENTS
Throughout this prospectus, any prospectus supplement, any free writing prospectus and the documents we incorporate by reference in this prospectus, we may make “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. These forward-looking statements are subject to risks and uncertainties. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth opportunities or initiatives, strategies, the expected outcome or impact of pending or threatened litigation or the expected impact of government policies and the macroeconomic environment are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:
•
the viability of our growth strategy, including our ability to find suitable geographies for new centers and obtain licenses to open such centers (including in Downey and Bakersfield, California), our ability to ramp up our de novo centers (including in Florida);

•
our ability to identify, successfully complete and integrate acquisitions, joint ventures and strategic partnerships;

•
our ability to attract new participants and retain existing participants to implement our growth strategy;

•
the impact of state and federal efforts to reduce healthcare spending, including upcoming Medicaid cuts as a result of the One Big Beautiful Bill Act (the “OBBBA”);

•
the impact on our business from ongoing macroeconomic related challenges, including labor shortages, labor competition, and inflation;

•
the results of periodic inspections, reviews, audits and investigations under the federal and state government programs, and our ability to sufficiently cure any deficiencies identified by the respective federal and state government programs;

•
the adverse impact of legal proceedings, enforcement actions and litigation and disputes, including the current civil investigative demands initiated by federal and state agencies, as well as the litigation and other proceedings initiated by, or on behalf, of our stockholders;

•
the risk that the cost of providing services will exceed our compensation under the Program of All Inclusive Care for the Elderly (“PACE”);

•
our increased costs and expenditures and our inability to execute or realize the benefits of our clinical and operational value initiatives;

•
the dependence of our revenues and operations upon a limited number of government payors, including the risk of sudden loss of any of our government contracts;

•
the risk that our submissions to government payors may contain inaccurate or unsupportable information, including regarding risk adjustment scores of participants;

•
the concentration of a significant percentage of our operations in the State of Colorado;

•
our ability to compete in the healthcare industry;

•
the difficulty to predict our future operating results, which could cause such results to fall below any guidance, targets or goals we provide;

•
our dependence on our senior management team and other key employees;

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
•
the impact of failures by our suppliers to meet our needs, or limitations on our ability to effectively access new technology or medical products;

•
our ability to manage our operations effectively and maintain effective levels of service and participant satisfaction;

•
the impact on our business of security breaches, loss of data or other disruptions, including disruptions in our disaster recovery systems, causing the compromise of sensitive information or preventing us from accessing critical information;

•
our ability to accurately estimate incurred but not reported medical expense or the risk scores of our participants;

•
the impact on our business of the termination of our leases, increases in rent or inability to renew or extend leases;

•
our ability to adhere to complex and changing government laws and regulations in the healthcare industry, including U.S. Healthcare reform, the regulation of the corporate practice of medicine and the Health Information Technology for Economic and Clinical Health Act of 2009 (the “HITECH Act”), and their implementing regulations (collectively, “HIPAA”), and other privacy laws and regulations in the healthcare industry;

•
our status as a “controlled company”;

•
increased compliance costs when we cease being an emerging growth company in fiscal year 2027;

•
the volatility of our stock price;

•
our ability to comply with the continued listing requirements of Nasdaq; and

•
other factors disclosed in the section entitled “Risk Factors” in our 2025 10-K, and our subsequent filings with the SEC.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus, any accompanying prospectus supplement or other documents incorporated herein or therein by reference are made only as of the date thereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.
You should read this prospectus and the documents we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

v

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
ABOUT INNOVAGE
Who We Are
InnovAge is the leading healthcare delivery platform by number of participants focused on providing all-inclusive, capitated care to high-cost, seniors, many of whom are dual-eligible. Our programs are designed to address two of the most pressing challenges facing the U.S. healthcare industry: rising costs and poor outcomes. The purpose of our participant-centered care delivery approach is to improve the quality of care our participants receive, while keeping them in their homes for as long as safely possible and reducing over-utilization of high-cost care settings such as hospitals and nursing homes. Through our Program of All-Inclusive Care for the Elderly (“PACE”), we fulfill a broad range of medical and ancillary services for seniors, including in-home care services (skilled, unskilled and personal care), in-center services such as primary care, physical therapy, occupational therapy, speech therapy, dental services, mental health and psychiatric services, meals, and activities; transportation to and from the PACE center and third-party medical appointments; and care management. We directly contract with government payors, such as Medicare and Medicaid, and do not rely on third-party administrative organizations or health plans. We believe our model aligns with how healthcare is evolving, namely (i) the shift toward value-based care, in which coordinated, outcomes-driven, quality care is delivered while reducing unnecessary spend, (ii) eliminating excessive administrative costs by contracting directly with the government, (iii) focusing on the patient experience, and (iv) addressing social determinants of health.
PACE
As of March 31, 2026, the Company served approximately 8,050 PACE participants, making it the largest PACE provider in the United States (the “U.S.”) based on participants served, and operated 20 PACE centers across California, Colorado, Florida, New Mexico, Pennsylvania and Virginia.
PACE is a fully-capitated managed care program, which serves the frail elderly, and predominantly dual-eligible, population in a community-based service model. We define dual-eligible seniors as individuals who are 55+ and qualify for benefits under both Medicare and Medicaid. InnovAge provides all needed healthcare services through an all-inclusive, coordinated model of care, and the Company is at risk for 100% of healthcare costs incurred with respect to the care of its participants. PACE programs receive capitation payments directly from Medicare Parts C and D, Medicaid, Veterans Administration, and private pay sources. Additionally, under the Medicare Prescription Drug Plan, the Centers for Medicare and Medicaid Services share part of the risk for providing prescription medication to the Company’s participants. We deliver our participant-centered care through the InnovAge Platform (as defined herein), which is designed to bring high-touch, comprehensive, value-based care.
We believe the traditional fee-for-service reimbursement model in healthcare does not adequately incentivize providers to efficiently manage this complex population. Dual-eligible seniors must navigate a disjointed, separately administered set of Medicare and Medicaid benefits, which often results in uncoordinated care delivered in silos. Our vertically integrated care model and full-risk contracts require us to coordinate and manage all aspects of a participant’s health, and deliver the necessary care. Importantly, we believe our vertically integrated model can deliver better health outcomes and reduce unnecessary or avoidable medical spend.
We believe our value proposition to each constituency translates into a predictable economic model. We directly contract with Medicare and Medicaid on a per member, per month (“PMPM”) basis, which creates recurring revenue streams and provides significant visibility into our revenue trajectory. We receive 100% of the pooled capitated payment to directly provide or manage the healthcare needs of our participants.
Corporate Information
InnovAge Holding Corp. and certain wholly owned subsidiaries were formed as for-profit corporations effective May 13, 2016, for the purpose of purchasing all the outstanding common stock of Total Community Options, Inc. d/b/a InnovAge, which was formed in May 2007. In connection with this purchase, Total Community Options, Inc. and certain of its subsidiaries converted from not-for-profit organizations to for-profit corporations. In connection with our initial public offering, which occurred in March 2021, we changed

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
the name of our company from TCO Group Holdings, Inc. to InnovAge Holding Corp. In this prospectus, the terms “we”, “our”, “our company” and “us” may refer, as the context requires, to InnovAge or collectively to InnovAge and its subsidiaries.
InnovAge is headquartered in Denver, Colorado and manages its business as one reportable segment, PACE.
Our internet website is www.innovage.com. We include our website address on this prospectus for reference only. The information contained on our website is not incorporated by reference into this prospectus or any other report or document we file with, or furnish to, the SEC.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
RISK FACTORS
You should consider the specific risks described in our most recent Annual Report on Form 10-K filed with the SEC, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. See “Where You Can Find More Information” and “Incorporation by Reference.” Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. The risks and uncertainties are not limited to those set forth in the risk factors described in these documents. Additional risks and uncertainties not presently known to us or that we currently believe to be less significant than the risk factors incorporated by reference herein may also adversely affect our business. When the selling security holders offer and sell any securities pursuant to a prospectus supplement, additional risk factors relevant to such securities may be included in the applicable prospectus supplement. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
USE OF PROCEEDS
We are not selling any shares of common stock under this prospectus, and we will not receive any of the proceeds from the sale of shares of common stock by the selling security holders.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
DESCRIPTION OF CAPITAL STOCK
InnovAge Holding Corp. has one class of securities, our common stock, par value $0.001 per share, registered under Section 12 of the Exchange Act.
The following summary of terms of our common stock is based upon our Second Amended and Restated Certificate of Incorporation, as amended (the “certificate of incorporation”) and Amended and Restated Bylaws (the “bylaws”) currently in effect under Delaware law. This summary is not complete and is subject to, and qualified in its entirety by reference to, the certificate of incorporation and bylaws, which are filed as Exhibits 3.1, 3.2 and 3.3 to the registration statement of which this prospectus forms a part. We encourage you to read these documents and the applicable sections of the Delaware General Corporation Law, as amended (the “DGCL”), carefully.
General
We are authorized to issue 500,000,000 shares of common stock, par value $0.001 per share (“common stock”) and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share (“preferred stock”).
Common Stock
Dividend rights.
Subject to preferences that may apply to shares of stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors (the “Board”) may determine from time to time.
Voting rights.
Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders; provided, however, that, except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of such affected series are entitled to vote thereon. Holders of shares of our common stock have no cumulative voting rights.
Preemptive rights.
Subject to the rights of the holders of any series of preferred stock then outstanding and to the other provisions of the certificate of incorporation, our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.
Conversion or redemption rights.
Subject to the rights of the holders of any series of preferred stock then outstanding and to the other provisions of the certificate of incorporation, our common stock is neither convertible nor redeemable.
Liquidation rights.
Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Anti-takeover effects of our certificate of incorporation and our bylaws
Our certificate of incorporation, bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.
These provisions include:
Classified board.   Our certificate of incorporation provides that our Board is divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors has the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board.
Shareholder action by written consent.   Our certificate of incorporation precludes shareholder action by written consent at any time when Ignite Aggregator LP (an investment vehicle owned by certain funds advised by Apax Partners LLP) and funds affiliated with Welsh, Carson, Anderson & Stowe (together, our “Principal Shareholders”) beneficially own, in the aggregate, less than 35% in voting power of our outstanding common stock.
Special meetings of shareholders.   Our certificate of incorporation and bylaws provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chair of our Board; provided, however, at any time when the Principal Shareholders beneficially own, in the aggregate, at least 35% in voting power of our outstanding common stock, special meetings of our shareholders shall also be called by our Board or the chair of our Board at the request of the Principal Shareholders. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Advance notice procedures.   Our bylaws establish advance-notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our board of directors, provided, however, that at any time when the Principal Shareholders beneficially own, in the aggregate, at least 5% in voting power of our outstanding common stock, such advance notice procedure will not apply to the Principal Shareholders. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice while a shareholder of record, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws do not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by the Principal Shareholders pursuant to the Director Nomination Agreement dated March 8, 2021 (the “Director Nomination Agreement”).
Removal of directors; vacancies.   Our certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, prior to the first date on which the Principal Shareholders cease to beneficially own, in the aggregate, 40% or more of our outstanding common stock, a director may be removed with or without cause by the by the affirmative vote of at least a majority of the voting power of the then-outstanding shares of stock, voting together as a single class; provided, however, that at any time when the Principal Shareholders beneficially own, in the aggregate, less than 40% of our outstanding common stock, all directors, including those nominated by the Principal Shareholders, may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
directors then in office, even if less than a quorum, or by a sole remaining director (and not by the shareholders). At any time the Principal Shareholders own, in the aggregate, over 40% of the voting power of our common stock then outstanding, or either Principal Shareholder individually owns over 20% of the voting power of our common stock then outstanding, a majority of the Board, including at least one director nominated by each of the Principal Shareholders, is required to constitute a quorum.
Supermajority approval requirements
Our certificate of incorporation and bylaws provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. At any time the Principal Shareholders beneficially own, in the aggregate, at least 50% of our common stock then outstanding, the affirmative vote of the holders of a majority of our common stock, voting together as a single class, is required to amend, alter, rescind or repeal our bylaws. From and after the date on which the Principal Shareholders beneficially own less than 50% of our common stock then outstanding, the affirmative vote of holders of at least 66 2∕3% of our common stock, voting together as a single class, is required for any amendment, alteration, rescission or repeal of our bylaws.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our certificate of incorporation provides that, from and after the date on which the Principal Shareholders beneficially own less than 50% of our common stock then outstanding, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:
•
the provision requiring a 66 2∕3% supermajority vote for shareholders to amend our bylaws;

•
the provisions providing for a classified board of directors (the election and term of our directors);

•
the provisions regarding resignation and removal of directors;

•
the provisions regarding entering into business combinations with interested shareholders;

•
the provisions regarding shareholder action by written consent;

•
the provisions regarding calling special meetings of shareholders;

•
the provisions regarding filling vacancies on our Board and newly created directorships;

•
the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•
the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

In addition, the provision that deals with corporate opportunity may be amended only with an 80% supermajority vote. The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.
Authorized but unissued shares.   Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Business combinations.   We are not subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.
We opted out of Section 203; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:
•
prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.
Our certificate of incorporation provides that the Principal Shareholders, and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.
Dissenters’ rights of appraisal and payment
Under the DGCL, with certain exceptions, our shareholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Shareholders’ derivative actions
Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.
Forum selection
Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any our directors, officers, employees or agents to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against the us or any of our directors or officers or other employees arising pursuant to any provision of the DGCL or our certificate of incorporation or our Bylaws (as either may be amended, restated, modified, supplemented or waived from time to time), (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws, (v) any action asserting a claim against us or any of our directors or officers or other employees governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Our certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.
Conflicts of interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation provides that, to the fullest extent permitted by law, neither the Principal Shareholders or any director who is not employed by us (including any non-employee director who serves as one of our officers in both her or his director and officer capacities) or his or her affiliates have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Principal Shareholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself or its or her or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation does not renounce our interest in any business opportunity that is

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.
Limitations on liability and indemnification of directors and officers
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages for breaches of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate our rights and those of our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, and to eliminate the rights of our shareholders to recover monetary damages directly (not through shareholders’ derivative suits) from an officer for breach of fiduciary duty as an officer, in each case, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director or officer, if the director or officer has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, in the case of a director, or derived an improper benefit from his or her actions as a director or officer, as applicable.
Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities.
The limitation of liability, indemnification and advancement provisions that are included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors or officers for breaches of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.
Listing
Our common stock is listed on Nasdaq under the symbol “INNV.”

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
SELLING SECURITY HOLDERS
This prospectus relates to the possible resale from time to time by selling security holders of up to 112,988,070 shares of our common stock. All such shares of common stock that are being registered under the Securities Act for resale are expected to be freely tradable. The resale by selling security holders of a significant number of shares of our common stock that are registered for resale at any given time, or the perception that these sales may occur, could cause the market price of our common stock to decline and to be highly volatile. When we refer to “selling security holders” in this prospectus, we refer to TCO Group Holdings, L.P. and the transferees, pledgees or other successors in interest that hold any of TCO Group Holdings, L.P.’s interest in the shares of common stock received after the date of this prospectus from the selling security holder as a gift, pledge, partnership distribution, member distribution, stockholder distribution or other transfer.
Except as set forth below, the following table sets forth certain information as of July 15, 2026 regarding the beneficial ownership of the common stock being offered by the TCO Group Holdings, L.P. The applicable percentage ownership of common stock is based on 135,736,393 shares of common stock outstanding as of April 30, 2026. Information with respect to common stock owned beneficially after the offering assumes the sale of all of the common stock registered hereby and assumes no further acquisitions or dispositions of securities by TCO Group Holdings, L.P. TCO Group Holdings, L.P. may offer and sell some, all or none of their common stock pursuant to this prospectus. We cannot advise you as to whether TCO Group Holdings, L.P. or any of its transferees will in fact sell any or all of such shares of common stock.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.
Please see the section titled “Plan of Distribution” in this prospectus for further information regarding the method of distributing these securities.
	Shares Beneficially Owned Before the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering(*)
Name of Selling Security holder	(#)	(%)	(#)	(#)	(%)
TCO Group Holdings, L.P.(1)	112,988,070	83.2%	112,988,070	—	—

(1)
Represents 112,988,070 shares of common stock held by TCO Group Holdings, L.P., which is the legal name of the investment vehicle through which Ignite Aggregator LP (an investment vehicle owned by certain funds advised by Apax Partners LLP) and Welsh, Carson, Anderson & Stowe XII, L.P., Welsh, Carson Anderson & Stowe XII Delaware, L.P., Welsh, Carson, Anderson & Stowe XII Delaware II, L.P., Welsh, Carson, Anderson & Stowe XII Cayman, L.P., WCAS XII Co-Investors LLC, WCAS Management Corporation and WCAS Co-Invest Holdco, L.P. and certain other holders, including certain directors and members of management, hold their investment. Voting and dispositive power with respect to the common stock held by TCO Group Holdings, L.P. is exercised by a committee of limited partners (the “LP Board”), pursuant to a delegation of authority from its limited partners. The LP Board is to be comprised of up to fourteen persons with four persons currently serving, including Thomas Scully and Sean Traynor (the “WCAS Designees”) and Andrew Cavanna and Pavithra Mahesh (the “Apax Designees”). The LP Board exercises its voting and dispositive power by majority vote, so long as one WCAS Designee and one Apax Designee comprise the majority.

The limited partners of TCO Group Holdings, L.P. may control the voting and dispositive power with respect to the common stock if each of Ignite Aggregator LP (an investment vehicle owned by certain funds advised by Apax Partners LLP) and Welsh, Carson, Anderson & Stowe XII, L.P. (“WCAS XII”), Welsh, Carson, Anderson & Stowe XII Delaware, L.P. (“WCAS XII-D”), Welsh, Carson, Anderson & Stowe XII Delaware II, L.P. (“WCAS XII-DII”), Welsh, Carson, Anderson & Stowe XII Cayman, L.P. (“WCAS XII-C”), WCAS XII Co-Investors LLC (“WCAS XII-Co”), WCAS Management Corporation and WCAS -Co-Invest Holdco, L.P. (“WCAS Co-H” and, collectively, the “WCAS Investor”) consent to

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
a change to the delegation of authority described above. The general partner of each of WCAS XII and WCAS XII-DII is WCAS XII Associates LLC (“WCAS XII Associates”). The general partner of each of WCAS XII-D and WCAS XII-C is WCAS XII Associates Cayman, L.P. (“WCAS XII A-C”). The general partner of WCAS XII A-C is WCAS XII Associates. The managing members of WCAS XII Associates are Thomas A. Scully, Sean Traynor, Anthony deNicola, D. Scott Mackesy, Brian Regan, Michael Donovan, Eric Lee, Christopher Hooper, Christopher Solomon, Edward Sobol, Gregory Lau, Frances Higgins, Nicholas O’Leary and Ryan Harper (collectively, the “WCAS GP”). The general partner of WCAS — Co-H is WCAS Co-Invest Associates LLC (“WCAS Co-A”). The managing members of each of WCAS XII-Co and WCAS Co-A is the WCAS GP. Christopher Hooper D. Scott Mackesy, Brian Regan, Michael Donovan and Edward Sobol (“WCAS Board”) comprise the board of directors of WCAS Management Corporation.
Ignite Aggregator LP is a Delaware limited partnership. Ignite GP Inc., a Delaware corporation, serves as the general partner of Ignite Aggregator LP. Ignite Aggregator LP’s partnership interests are held by Apax X GP Co. Limited on behalf of Apax X EUR L.P., Apax X (Guernsey) USD AIV L.P. and Apax X USD L.P. (collectively, the “Apax X Fund”). Apax X GP Co. Limited, a company incorporated in Guernsey, acts as the investment manager and is responsible for the decision-making on behalf of the Apax X Fund. The directors of Apax X GP Co. Limited are Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader and David Staples.
Each of the foregoing entities and the individuals, as a result, and by virtue of the relationships described above, may be deemed to share beneficial ownership of the shares owned by TCO Group Holdings, L.P. Each of the foregoing entities and individuals disclaim beneficial ownership of the shares held of record by TCO Group Holdings, L.P. The business address of TCO Group Holdings, L.P. is c/o Apax Partners, L.P., 601 Lexington Avenue, 53rd Floor, New York, New York, and c/o Welsh, Carson, Anderson and Stowe, 599 Lexington Avenue, Suite 1800, New York, New York 10022.
Material Relationships with Selling Security Holders
Director Nomination Agreement
We are party to a Director Nomination Agreement (the “Director Nomination Agreement”), by and among the Company and the Principal Shareholders. The Director Nomination Agreement provides the Principal Shareholders the right to designate (i) all of the nominees for election to the Board for so long as the Principal Shareholders collectively beneficially own 40% or more of the total number of our shares of common stock collectively beneficially owned by the Principal Shareholders upon completion of our initial public offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization (the “Original Amount”); (ii) 40% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 40% but at least 30% of the Original Amount; (iii) 30% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 30% but at least 20% of the Original Amount; (iv) 20% of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own less than 20% but at least 10% of the Original Amount; and (v) one of the nominees for election to our Board for so long as the Principal Shareholders collectively beneficially own at least 5% of the Original Amount. In each case, the Principal Shareholders’ nominees must comply with applicable law and stock exchange rules. If TCO Holdings Group, L.P. is dissolved, then each Principal Shareholder will be permitted to nominate (i) up to three directors so long as it owns at least 25% of the Original Amount, (ii) up to two directors so long as it owns at least 15% of the Original Amount and (iii) one director so long as it owns at least 5% of the Original Amount. The Principal Shareholders agree in the Director Nomination Agreement to vote any shares of our common stock and any other securities held by them in favor of the election to our Board of the directors so designated. At any time when the Principal Shareholders have the right to designate at least one nominee for election to our Board, the Principal Shareholders will also have the right to have one of their nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. In addition, the Principal Shareholders are entitled to designate the replacement for any of their board designees whose board service terminates prior to the end of the director’s term regardless of the Principal Shareholders’ beneficial ownership at such time. The Director Nomination Agreement also provides for certain consent rights for each of the Principal Shareholders so long as such stockholder owns at least 5% of the Original Amount, including for any change

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
to the size of our Board. The Director Nomination Agreement terminates at such time as the Principal Shareholders own less than 5% of the Original Amount.
Registration Rights Agreement
We are party to a Registration Rights Agreement with the Principal Shareholders pursuant to which the Principal Shareholders are entitled to request that we register the Principal Shareholders’ shares on a long-form or short-form registration statement on one or more occasions, which registrations may in certain circumstances be “shelf registrations,” such as the registration statement of which this prospectus is a part. The Principal Shareholders will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the Registration Rights Agreement. We will pay certain of the Principal Shareholders’ expenses in connection with the Principal Shareholders’ exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by the Principal Shareholders and their affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (collectively, “Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the Company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than the Principal Shareholders and their affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
PLAN OF DISTRIBUTION
The securities offered pursuant to this prospectus and any accompanying prospectus supplement, if required, may be sold by the selling security holders in any of the following ways:
•
to one or more purchasers;

•
through agents;

•
to or through underwriters or brokers-dealers; or

•
through a combination of any of these methods of sale.

A prospectus supplement, if required, will be prepared for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by them (if any), the purchase price of the securities and the proceeds to the selling security holders from the sale, any delayed delivery arrangements, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.
In addition, the selling security holders may use any one or more of the following methods when selling securities:
•
underwritten transactions;

•
privately negotiated transactions;

•
exchange distributions and/or secondary distributions;

•
sales in the over-the-counter market;

•
ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
broker-dealers may agree with the selling security holders to sell a specified number of such securities at a stipulated price per share;

•
a block trade (which may involve crosses) in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•
short sales and delivery of shares of common stock to close out short positions;

•
sales by broker-dealers of shares of common stock that are loaned or pledged to such broker-dealers;

•
a combination of any such methods of sale; and

•
any other method permitted pursuant to applicable law.

The selling security holders may also sell securities under Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than under this prospectus.
The selling security holders may distribute the securities covered by this prospectus from time to time in one or more transactions at:
•
a fixed price or prices, which may be changed;

•
market prices prevailing at the time of sale;

•
prices related to market prices; or

•
negotiated prices.

The selling security holders may change the price of the securities offered from time to time.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
The selling security holders, or agents designated by them, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. Any agents involved in the offer or sale of the securities will be named, and any commissions payable to these agents will be described, in the applicable prospectus supplement, if required. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.
If the selling security holders utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, the selling security holders will enter into an underwriting agreement with those underwriters at the time of sale to them. The names of these underwriters and the terms of the transaction will be set forth in the applicable prospectus supplement, if required, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may also be our or any of the selling security holders’ customers or may engage in transactions with or perform services for us or any of the selling security holders in the ordinary course of business.
If the selling security holders utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, the selling security holders will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. The dealers may also be our or any of the selling security holders’ customers or may engage in transactions with, or perform services for us or the selling security holders in the ordinary course of business.
Offers to purchase securities may be solicited directly by the selling security holders and the sale thereof may be made by the selling security holders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement, if required, relating thereto. Electronic media, including the Internet, may be used to sell offered securities directly.
We and/or the selling security holders may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act.
A prospectus and accompanying prospectus supplement, if required, in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.
In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker dealer will not exceed 8% of the gross proceeds from the sale of the securities offered pursuant to this prospectus and any applicable prospectus supplement, if required.
In connection with sales of the shares of common stock under this prospectus, the selling security holders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the shares of common stock in the course of hedging the positions they assume. The selling security holders also may sell shares of common stock short and deliver them to close out the short positions or loan or pledge the shares of common stock to broker-dealers that in turn may sell them.
The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if any selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus if required by law.
The selling security holders also may transfer the shares of common stock in other circumstances, including through distributions to limited partners, general partners, shareholders or other equityholders of the selling security holder or its affiliates. In that case, the transferees, pledgees or other successors in interest will be the selling security holders for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus if required by law,

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
supplementing or amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters or broker-dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters or broker-dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters or broker-dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other broker-dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
LEGAL MATTERS
The validity of the common stock offered in this prospectus will be passed upon by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of limited partnerships that are investors in one or more investment funds affiliated with Apax and WCAS. Kirkland & Ellis LLP represents entities affiliated with Apax and WCAS in connection with legal matters. Additional legal matters may be passed upon for the selling security holders or any underwriters, dealers or agents, by counsel that will be named in the applicable prospectus supplement.
EXPERTS
The financial statements of InnovAge Holding Corp. and subsidiaries incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
PART II.
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 14.   Other Expenses of Issuance and Distribution
Set forth below is an estimate (except in the case of the registration fee) of the amount of fees and expenses to be incurred in connection with the registration and distribution of the offered securities, other than underwriting discounts and commissions.
SEC Registration Fee	$
Financial Industry Regulatory Authority Filing Fee		*
Printing and Engraving		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*
Total	$	*

*
These fees are calculated based on the securities offered and the number of offerings and accordingly cannot be estimated at this time.

Item 15.   Indemnification of Directors and Officers
Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director or officer of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, and in the case of a director only, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.
Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that her or his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
asserted against them and incurred by them in such capacity, or arising out of their status as such, whether or not the corporation would otherwise have the power to indemnify them under Section 145.
Our bylaws provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.
We maintain standard policies of insurance that provide coverage to (1) our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) us with respect to indemnification payments that we may make to such directors and officers.
Item 16.   Exhibits
Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1
Second Amended and Restated Certificate of Incorporation of InnovAge Holding Corp., filed March 3, 2021 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2021).

3.2
Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of InnovAge Holding Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 4, 2025).

3.3
Amended and Restated Bylaws of InnovAge Holding Corp., effective March 3, 2021 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2021).

4.1
Registration Rights Agreement, dated as of March 8, 2021, by and among the Company and the other signatories party thereto (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2021).

5.1*	Opinion of Kirkland & Ellis LLP.
23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of Kirkland & Ellis LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
24.1*	Power of Attorney (included in the signature pages to this Registration Statement).
107*	Filing Fee Table.

*
To be filed, if applicable, by amendment to this registration statement or incorporated by reference from documents filed or to be filed with the SEC under the Exchange Act.

Item 17.   Undertakings
(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by a Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
(2)
That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)
each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of any Registrant pursuant to the indemnification provisions described herein, or otherwise, each Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on          , 2026.
INNOVAGE HOLDING CORP.
By:

Benjamin C. Adams
Chief Financial Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick Blair, Benjamin C. Adams and Nicole D’Amato, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and her and in his or her name, place and stead, in any and all capacities, to sign the registration statement on Form S-3 of InnovAge Holding Corp.. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been duly signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Patrick Blair	Chief Executive Officer (Principal Executive Officer)	, 2026
Benjamin C. Adams	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2026
John Ellis Bush	Director	, 2026
James Carlson	Director, Chair of the Board	, 2026
Andrew Cavanna	Director	, 2026
Patricia Fontneau	Director	, 2026

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Signature	Title	Date
Edward Kennedy, Jr.	Director	, 2026
Pavithra Mahesh	Director	, 2026
Thomas Scully	Director	, 2026
Teresa Sparks	Director	, 2026
Marilyn Tavenner	Director	, 2026
Sean Traynor	Director	, 2026
Richard Zoretic	Director	, 2026